Exhibit 99.12

Valour Expands Product Offering Access in France a Key Market for Expansion

- Valour’s suite of competitive products are now available with top brokers in France

- The French market reflects an immense growth opportunity, as suggested by a recent study from KPMG

Toronto, Ontario, March 21, 2023 - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance, is proud to announce the availability of their competitive crypto product range to French investors.

“The French market has great potential. A recent study by KPMG reflects that 38% of the French population reportedly have invested or intend to invest in crypto assets in the future. Valour brings the tools to make these numbers a reality, by offering digital asset ETPs that can easily be added to an existing securities portfolio”, said Johanna Belitz, Head of Sales France and Nordics.

Expanding into another market further validates the Company’s status as a go-to partner for brokers and banks wishing to offer regulated crypto exposure to their clientele.

“By integrating Valour’s low to zero-fee ETPs, French brokers will be able to provide their customers with access to safe and regulated exposure to the crypto ecosystem,” said Marco Infuso, Chief Sales Officer of Valour. “In general costs are a foremost priority for investors. Offering zero-cost investment products in Bitcoion and Ethereum provides a substantial advantage for our investors and signifies another milestone in the democratization of this novel and ever-growing asset class.”

Valour Asset Management offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour Asset Management’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Valour Bitcoin Carbon Neutral, and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour Cayman’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

Product Range - France

The range listed at Euronext Paris is:

Valour Bitcoin Zero (CH0573883474)

Valour Ethereum Zero (CH0585378752)

Valour Cardano (CH1114178820)

Valour Solana (CH1114178838)

Valour Polkadot (CH1114178812)

Contact your broker for the availability of the products.

The Company further announces that it has filed under its SEDAR profile a material change report (the “Material Change Report”) dated as of January 13, 2023, regarding the appointment and resignations of certain directors and officers of the Company during the period beginning May 14, 2021, and ending November 12, 2022. The Material Change Report has been filed at the request of the Ontario Securities Commission (the “OSC”) in connection with the OSC’s review of the Company’s continuous disclosure record. As a result of the filing of the Material Change Report, Staff of the OSC have advised the Company that it will be placed on the public list of Refiling and Errors in accordance with OSC Staff Notice 51-711 (Revised) Refilings and Corrections of Errors.

About Valour

Valour Inc. (NEO: DEFI) (GR: RMJ.F) (OTCQB: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations
ir@valour.com